Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
1.	NewQuest, LLC — Texas

2.	HealthSpring Management, Inc. — Tennessee

3.	HealthSpring of Tennessee, Inc. — Tennessee

4.	HealthSpring Employer Services, Inc. — Tennessee

5.	HealthSpring USA, LLC — Tennessee

6.	Tennessee Quest, LLC — Tennessee

7.	HealthSpring of Alabama, Inc. — Alabama

8.	NewQuest Management of Alabama, LLC — Alabama

9.	Texas HealthSpring, LLC — Texas

10.	TexQuest, L.L.C. — Delaware

11.	HouQuest, L.L.C. — Delaware

12.	GulfQuest, L.P. — Texas

13.	NewQuest Management of Illinois, LLC — Illinois

14.	HealthSpring Life & Health Insurance Company, Inc. — Texas

15.	HealthSpring Management of America, LLC — Delaware

16.	NewQuest Management of Florida, LLC — Florida

17.	HealthSpring of Florida, Inc. (d/b/a Leon Medical Centers Health Plans in the Miami-Dade area) — Florida

18.	HealthSpring Pharmacy Services, LLC — Delaware

19.	HealthSpring Pharmacy of Tennessee, LLC — Delaware